Exhibit 21
         SUBSIDIARIES OF SOUTHERN ENERGY HOMES, INC.

DIRECT SUBSIDIARIES:

1.  Al/Tex Homes, Inc., d/b/a Southern Energy Homes of Texas.

2.  Southern Energy Homes of North Carolina, Inc., d/b/a Imperial Homes.

3.  WENCO Finance, Inc.

4.  MH Transport, Inc.

5.  Southern Energy Homes of Pennsylvania, Inc., d/b/a Energy Homes

6.  BR Holding Corp.

INDIRECT SUBSIDIARIES:

1.  BR Agency, Inc., a wholly owned subsidiary of BR Holding Corp.